SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934
                                (Amendment No. 4)

Filed by the Registrant                         [ ]

Filed by a party other than the Registrant      [X]

     Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ]  Confidential, for Use of the Commission Only
     (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[X]  Definitive Additional Materials

[ ]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                        REAL ESTATE ASSOCIATES LIMITED VI

                (Name of Registrant as Specified in Its Charter)

                              BOND PURCHASE, L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total Fee paid:

[ ]  Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount previously paid:

     (2)  Form, Schedule or Registration Statement No.:

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     (4)  Date filed:

                                 AMENDMENT NO. 4
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                             REAL ESTATE ASSOCIATES
                                   LIMITED VI
                                       by
                              BOND PURCHASE, L.L.C.
                                December 13, 2001

     Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"), hereby amends its Solicitation of Consents dated June 8, 2001 (the "Solicitation") by which Bond Purchase is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners"), of Real Estate Associates Limited VI, a California limited partnership (the "Partnership"), to remove the current general partners and to continue the Partnership and elect New G.P., L.L.C., ("New G.P."), a Missouri limited liability company, as the new general partner of the Partnership. New G.P. is an affiliate of Bond Purchase. The election of New G.P. as a general partner is conditioned upon the approval of the removal of the current general partners.

     In previous amendments to the Soliciation and letters to the Limited Partners, Bond Purchase correctly stated that it has recieved overwhelming support from those Limited Partners that have sent their consents to us. However, Bond Purchase does not know how many Limited Partners have revoked their consent and in no way can predict whether or not Bond Purchase has the requisite number of consents to achieve our goals with this Solicitation. The outcome of this Solicitation is still uncertain and cannot be predicted.

     In the last amendment to the Solicitation, Bond Purchase stated it would, "not deem any revocation of a prior consent to be validly revoked unless it is sent to N.S. Taylor & Associates, Inc." However, Bond Purchase would like to provide you further clarification with respect to confusion on this issue. State law does not require that unit holders send their revocations to N.S. Taylor & Associaties, Inc. or Bond Purchase for the revocations to be effective and therefore, notwithstanding Bond Purchase's last amendment, it is unclear whether the consents would be deemed to be valid revocations if the revocations are not sent to N.S. Taylor & Associates, Inc.

     The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated June 8, 2001, as amended, and the accompanying form of Consent. This Amendment No. 4 and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about December 13, 2001.

CONSENTS SHOULD BE DELIVERED TO N.S. TAYLOR & ASSOCIATES, INC., AND NOT TO THE PARTNERSHIP.

IN ORDER TO BE A VALID REVOCATION OF A PRIOR CONSENT, THE REVOCATION MUST BE DELIVERED TO N.S. TAYLOR & ASSOCIATES, INC.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. CENTRAL STANDARD TIME ON THURSDAY, JANUARY 15, 2001, UNLESS EXTENDED.

                                [form of consent]
                        Real Estate Associates Limited VI
              a California Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

          THIS CONSENT IS SOLICITED ON BEHALF OF BOND PURCHASE, L.L.C.

LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH
MATTER.  THIS  CONSENT  IS  VALID  FROM THE DATE OF ITS  EXECUTION  UNLESS  DULY
REVOKED.

  THIS CONSENT CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF CONSENT.

The undersigned has received the Consent Solicitation Statement dated June 8, 2001, as amended December 13, 2001 ("Consent Solicitation Statement") by Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"), seeking the approval by written consent of the following proposals:

(1)  the  removal  of  the  current  general  partners,   National   Partnership
Investments Corp., a California corporation and National Partnership Investment Associates, a California limited partnership; and

(2) the continuation of the Partnership and the election of New G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond Purchase, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

Proposal                                          FOR       AGAINST      ABSTAIN


1. Removal of General Partners                    [ ]        [ ]            [ ]

2. Continuation of the Partnership  and           [ ]        [ ]            [ ]
   election of new general partner,  New G.P.

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

                                            Dated: _______________________, 2001
                                                 (Important - please fill in)

                                            ____________________________________
                                                               Signature / Title

                                            ____________________________________
                                                               Signature / Title


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